

October 30, 2012

Via E-Mail
John E. Krobath
Executive and Chief Financial Officer
The KeyW Holding Corporation
7740 Mileston Parkway, Suite 400
Hanover, MD 21076

> **Re:** **The KeyW Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2012**
> **Filed August 1, 2012**
> **Form 8-K/A Filed October 13, 2011**
> **File No. 001-34891**

Dear Mr. Krobath:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Note 1. Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements, page 10

1. You indicate that you are required to adopt ASU 2011-05 (*Presentation of Comprehensive Income*), as amended by ASU 2011-12 as of the beginning of 2013. The guidance requires public entities to adopt such guidance for fiscal years, and interim periods within those years, beginning after December 15, 2011. Accordingly, this guidance would apply to your periodic reports for fiscal 2012. Please confirm that you

will comply with this guidance beginning with your Form 10-Q for the period ending September 30, 2012.

Form 8-K/A Filed October 13, 2011

2.   Please explain how the December 31, 2010 pro forma income statement information, which you included in the October 13, 2011 Form 8-K/A complies with the requirements of Article 11. In this regard, specifically address where you have provided pro forma income statement adjustments for the Flight Landata acquisition pursuant to Rule 11-02(b)(4) and (6) of Regulation S-X.   Also, please revise to include a pro forma interim period income statement pursuant to Rule 11-02(c)(2)(i).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief